AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

September 17, 2009

Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549
Attn:	Cicely LaMothe Wilson K. Lee
	Re:	AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2008

Ladies & Gentlemen:

This letter provides supplemental information in response to the request from the staff of the Securities and Exchange Commission (the “Staff”) addressed to AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), during a conference call between the Staff and the Partnership on September 1, 2009.

* * * * *

As requested by the Staff, the Partnership is providing the following supplemental information regarding fiduciary duties as they relate to the redemption analysis and the Partnership’s consideration of EITF 98-02.

Fiduciary duty: The Staff has requested a discussion of fiduciary duties as they relate to the redemption analysis. Stated simply, fiduciary duties require that directors exercise proper care in managing the entity and act in a manner the directors reasonably believe to be in the entity’s best interests. In Delaware, which is the state of formation of the Partnership and its general partner, case law describes fiduciary duties as the duty of care, the duty of loyalty and the duty of good faith. The duty of care requires action in an informed and deliberate manner. The duty of loyalty requires that a director make decisions based on the best interests of the corporation, and not any personal interest. Finally, directors also have a duty of good faith, which is the duty to act in a manner the director honestly believes is in the best interest of the corporation. In Maryland, which is the state of formation of Apartment Investment and Management Company (“Aimco”), fiduciary duties are statutorily specified and are consistent with the duties described above. Absent special circumstances, the common law business judgment rule presumes that directors acted in good faith and were informed and that the action was in the best interests of the corporation (i.e., that they adhered to their fiduciary duties). Unless the person challenging the action pleads and proves specific facts sufficient to overcome this presumption, a court will not substitute its judgment for that of a board.

United States Securities and Exchange Commission
September 17, 2009

Aimco is a party to the Fourth Amended and Restated Agreement of Limited Partnership, as amended (the “Agreement”), of the Partnership. As was noted in the response letter dated July 16, 2009, Section 8.6 of the Agreement establishes the redemption rights with respect to the Partnership’s common units (“common OP Units”) held by parties other than Aimco. Section 8.6.B of the Agreement states “If the Partnership elects to redeem Tendered Units for [Aimco] Shares rather than cash, then the Partnership shall direct [Aimco] to issue and deliver such [Aimco] Shares to the Tendering Party pursuant to the terms set forth in this Section 8.6.B, in which case, (i) [Aimco], acting as a distinct legal entity, shall assume directly the obligation with respect thereto and shall satisfy the Tendering Party’s exercise of its Redemption right, and (ii) such transaction shall be treated, for federal income tax purposes, as a transfer by the Tendering Party of such Tendered Units to [Aimco] in exchange for [Aimco] shares.” Regardless of whether Aimco issues its stock or the Partnership pays cash, the value delivered to a holder of Tendered Units is the same.

Although Aimco and the Partnership are distinct legal entities for liability and other purposes, there is substantial identity of interest between Aimco and the Partnership generally and with respect to the issue of liquidity specifically. Aimco, through its wholly owned subsidiary, AIMCO-GP, Inc., is the sole general partner of the Partnership. Aside from its interest in the Partnership, Aimco does not have substantial assets. Economically, common OP Units are identical to Aimco common stock in terms of value due to the fixed redemption relationship between common OP Units and Aimco common stock and the commonality of each entity’s asset base. Additionally, Aimco and the Partnership are structured in such a way as to preserve the fungibility of Aimco common stock and common OP Units. If Aimco issues shares in redemption of a limited partner’s OP Units, the Partnership issues a corresponding number of common OP Units to Aimco. If Aimco buys back its own outstanding shares, the cash necessary to do so comes from the Partnership through the Partnership’s redemption of an equivalent number of common OP Units held by Aimco.

Neither Aimco nor the Partnership believe that fiduciary duties create a conflict between Aimco and the Partnership with respect to the decision of whether to issue cash or stock in redemption of common OP Units. The Partnership has a contractual obligation to redeem common OP Units for cash or stock, and if the Partnership elects to redeem in stock, Aimco is contractually obligated to issue shares in fulfillment of the redemption. The consideration issued upon redemption of common OP Units – whether cash or Aimco common stock – is the same value. Consistent with the fiduciary duties of each entity, this arrangement was agreed to by Aimco and the Partnership and also by the Partnership’s unaffiliated limited partners at the outset of each limited partner’s investment in the Partnership.

We cannot imagine a scenario in which a shareholder would have a viable state law claim that either Aimco or the Partnership violated its fiduciary duties to shareholders or limited partners by choosing to comply with a contractual obligation to issue stock at the then fair market value, as opposed to paying out cash in the same amount.

United States Securities and Exchange Commission
September 17, 2009

As described above, fiduciary duties require directors to exercise proper care in managing the corporation and act in a manner the director reasonably believes to be in the corporation’s best interests and courts are generally reluctant to substitute their judgment for the business judgment of the board of directors. The determination of whether to issue cash or stock, given that the different alternatives are of equivalent value, is not a situation in which a court would second-guess the business judgment of the board. Either option – cash or stock – determined in the exercise of its business judgment would be acceptable under all circumstances from a corporate law point of view, and neither would rise to the level of being mandated as a matter of fiduciary duty.

Consideration of EITF 98-2: Paragraph 11 of EITF 98-2 indicates a general agreement with the concept that “in the separate financial statements of a subsidiary, an investment in the stock of a parent whose only significant asset is its investment in the subsidiary is essentially the same as stock of the subsidiary and should be classified as a reduction to shareholders’ equity similar to treasury stock.” Aimco’s only significant asset is its investment in the Partnership. Accordingly, the Partnership believes a share of Aimco common stock is equivalent to a common OP Unit of the Partnership, and thus delivery of an Aimco share in redemption of a common OP unit is in essence the delivery of Partnership equity rather than other assets of the Partnership. The economic equivalence of shares of Aimco common stock and common OP Units is further evidenced by the equality of the dividend/distribution rates for these securities, as the holders of common OP Units receive an equivalent dividend to those declared by Aimco on its common shares. Thus, the Partnership has evaluated the guidance under EITF 00-19 to determine that it has the ability to deliver these shares (Aimco shares) instead of cash, thus enabling the Partnership to determine that it is not required to deliver “cash or other assets” as stated in EITF D-98.

Based on the view that Aimco and the Partnership are essentially the same entity and there are no breakages in fiduciary duty as described above, the Partnership believes Aimco’s decision to repurchase shares in the market and trigger the Partnership’s cash redemption of the corresponding common OP Units held by Aimco is no different than the Partnership deciding to redeem its own equity instruments. Accordingly, the repurchase of shares by Aimco is effectively in the control of the Partnership entity (i.e., no outside entity can force the Partnership to cash settle its equity securities) and the Partnership does not believe EITF D-98 requires the classification of the common OP Units held by Aimco in the mezzanine.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact David Robertson, President, Chief Investment Officer and Chief Financial Officer, at (303) 691-4311 (phone) or (303) 300-3276 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile).

United States Securities and Exchange Commission
September 17, 2009

Sincerely,

/s/ Paul Beldin

Paul Beldin
Chief Accounting Officer of AIMCO-GP, Inc.,
the general partner of AIMCO Properties, L.P.

Cc:	Amy B. Freed, Hogan & Hartson LLP Lisa R. Cohn, Aimco David Robertson, Aimco